UserTesting, Inc.
November 12, 2021
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, NE
Washington, DC 20549

Attention:	Amanda Kim Stephen Krikorian Edwin Kim Larry Spirgel

Re:	UserTesting, Inc.
Registration Statement on Form S-1 (File No. 333-260224) originally filed October 13, 2021, as amended, and corresponding Registration Statement on Form 8-A (File No. 001-41049) filed November 8, 2021
Requested Date: November 16, 2021 Requested Time: 4:00 PM Eastern Time
Ladies and Gentlemen:
UserTesting, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission take appropriate action to declare the above-captioned Registration Statements on Form S-1 and Form 8-A effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable. The Registrant hereby authorizes Ran Ben-Tzur or Michael Shaw, both of whom are attorneys with the Registrant’s outside legal counsel, Fenwick & West LLP, to orally modify or withdraw this request for acceleration. The Registrant requests that it be notified of such effectiveness by a telephone call to Mr. Ben-Tzur at (650) 335-7613 or, in his absence, Mr. Shaw at (650) 335-7842.

Sincerely, USERTESTING, INC.

/s/ Andrew MacMillan
Andrew MacMillan
Chief Executive Officer

Cc:	Jon Pexton, Chief Financial Officer
Ambyr O’Donnell, General Counsel and Corporate Secretary
UserTesting, Inc.

Einat Meisel, Esq.
Ran D. Ben-Tzur, Esq.
Jennifer J. Hitchcock, Esq.
Michael M. Shaw, Esq.
Fenwick & West LLP

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